Exhibit 10.3

Description of Compensation Payable to Non-Employee Directors

(updated May 2, 2006)

The following summarizes the current compensation and benefits received by the Company’s non-employee directors. It is intended to be a summary of existing arrangements and is not intended to provide any additional rights to any director.

Each of the Company’s non-employee directors is entitled to receive an annual stock grant of shares having a value equal to $60,000 for serving on the Company’s Board of Directors, and an attendance fee paid in cash of $1,000 per meeting of the Board of Directors if the meeting is attended in person or $250 if the meeting is attended telephonically. The stock grants to the non-employee directors vest at the next succeeding annual meeting of stockholders of the Company. Pursuant to an arrangement with Z. Jamie Behar’s employer, all director fees for Ms. Behar (including the annual stock grant) are paid in cash to her employer.

In addition, each member of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee is entitled to an attendance fee of $1,000 per committee meeting or $500 if the meeting is attended telephonically. The chair of the Audit Committee receives $10,000, the chair of the Compensation Committee receives $4,000 and the chair of the Nominating and Corporate Governance Committee receives $1,000, in each case, in cash payable in quarterly installments.

Directors are also entitled to reimbursement for expenses incurred in fulfilling their duties as directors and receive complimentary hotel rooms at the Company’s hotels and resorts when on personal travel. In certain circumstances, directors may also receive such complimentary hotel rooms for one year following their retirement or resignation from the Board.